Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603



                               December 22, 2021




Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



    Re:                           FT 9887
                 Interest Rate Hedge Portfolio, Series 142
                               (the "Trust")
                   CIK No. 1887668  File No. 333-261562
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Dear Mr. Cowan:

      We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

Portfolio
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      1. IF ANY OF THE ETFS IN THE TRUST'S PORTFOLIO ARE ADVISED BY FIRST TRUST ADVISORS L.P., AN AFFILIATE OF THE TRUST'S SPONSOR, PLEASE ADD DISCLOSURE ADDRESSING THE POTENTIAL CONFLICTS ARISING FROM AND BENEFITS TO FIRST TRUST ADVISORS L.P. FROM THE TRUST'S INVESTMENT IN SUCH ETFS.

      Response: The Trust does not anticipate holding ETFs that are advised by the Sponsor's affiliate, First Trust Advisors L.P. However, if the Trust's final portfolio contains any ETFs advised by the Sponsor's affiliate, appropriate disclosure will be added to the Trust's prospectus.

Risk Factors
------------

      2. IF THE FUNDS HELD BY THE TRUST INVEST IN BONDS THAT REFERENCE LIBOR, PLEASE ADD RELEVANT RISK DISCLOSURE.

      Response: If, based on the Trust's final portfolio, the Trust has exposure to Funds that invest in bonds that reference LIBOR, appropriate disclosure will be added to the Trust's prospectus.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                           Very truly yours,

                                           CHAPMAN AND CUTLER LLP


                                           By  /s/ Daniel J. Fallon
                                               ____________________________
                                               Daniel J. Fallon